SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, DC 20549

                                           ----------------------------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





(Mark One):


|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001
                                                        OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

       For the transition period from ________________ to _____________________

       Commission file number __________________


 A.Full title of the plan and the address of the plan, if different from that of the issuer named below: Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust

 B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Choice One Communications Inc
 100 Chestnut Street, Suite 600
 Rochester, NY 14604

                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS.....................................1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits As of
December 31, 2001 and 2000...................................................2

Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001.........................................3

Notes to Financial Statements................................................4

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
     DECEMBER 31, 2001:

     Schedule H, Part IV, 4(i)- Schedule of Assets Held for Investment Purposes as of December 31, 2001..10

     The following supplemental schedules are excluded because of the absence of conditions under which they are required:

     Schedule H, Part IV, 4 (b) - Loans or Fixed Income Obligations Schedule H, Part IV, 4 (c) - Leases in Default or Classified as
                                  Uncollectible
     Schedule H, Part IV, 4 (d) - Non-Exempt Transactions
     Schedule H, Part IV, 4 (j) - Reportable Transactions

EXHIBITS

------------ - ------------------------------ -- ------------------------------
10.1           Choice One Communications         Incorporated by reference from
               Inc. 401(K) Plan                  Exhibit 4.3 to the October 23,
                                                 2000 S-8 located under
                                                 Securities and Exchange
                                                 Commission File No333-48430

10.2           Amendment No. 1 and No. 2 to      Incorporated by reference from
               the Choice One                    Exhibit 4.4 to the December 21,
               Communications Inc. 401(K)        2001 S-8 located under
               Plan                              Securities and Exchange
                                                 Commission File No.333-75710

23.1           Consent of DeJoy, Knauf &         Filed herewith
               Blood, LLP, independent
               public accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees and Administrator of the Choice One Communications Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended . These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2000 were audited by other auditors whose report dated June 8, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ DeJoy, Knauf & Blood, LLP
_____________________________
Rochester, New York
June 26, 2002

CHOICE ONE COMMUNICATIONS INC.
401(K) PROFIT SHARING PLAN AND TRUST




STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000



                                                  2001              2000
                                               -------------  ---------------

Investments, at fair value:

  Mutual funds                                  $7,566,551       $3,480,981

  Common/collective trust                        2,659,098          666,267

  Choice One Communications Inc. common stock      558,768          206,161

  Participants' loans                              235,786           96,519

Total investments                               11,020,203        4,449,928


Receivables:

  Participants' contributions                      126,524           91,183

  Employer contributions                            44,856           30,457

  Accrued interest                                   1,439              540

Total receivables                                  172,819          122,180

Net assets available for benefits              $11,193,022       $4,572,108
                                               =============  ===============




The accompanying notes to financial statements are an integral part of these statements.

CHOICE ONE COMMUNICATIONS INC.
401(K) PROFIT SHARING PLAN AND TRUST




STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001


   Additions to net assets attributed to:

       Investment income:

         Interest and dividends                                        $193,246



       Contributions:

         Transfer from merged 401(K) plan                             2,749,036

         Participants' contributions                                  4,352,027

         Employer contributions                                       1,358,105

         Participants' rollovers                                        574,271

            Total additions                                           9,226,685




   Deductions from net assets attributed to:

       Realized loss                                                  1,526,206

       Benefits paid to participants                                    890,947

       Net depreciation in fair value of investments                    166,325

       Administrative and other expenses                                 22,293

            Total deductions                                          2,605,771



            Net increase                                              6,620,914

   Net assets available for benefits, beginning of year               4,572,108
                                                                  ==============


   Net assets available for benefits, end of year                   $11,193,022
                                                                  ==============



    The accompanying notes to financial statements are an integral part of this statement.

CHOICE ONE COMMUNICATIONS INC.
401(K) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF THE PLAN

General

The following brief description of the Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan established by Choice One Communications Inc. (the "Company") in July 1998. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. As of January 1, 2001, the US Xchange, L.L.C. 401(k) Savings and Retirement Plan and its underlying trust merged into the Plan and its underlying trust, as a result of the merger of US Xchange, L.L.C. and the Company.

Participation

All employees are eligible to participate in the Plan upon attaining age 21. New participants are eligible to enroll in the Plan on the first day of the sixth month following their date of hire.

Administration

The Plan is administered by the Company's Investment Committee. The trustee of the Plan is the Merrill Lynch Trust Company (the "Trustee").

Funding Policy

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options.

o MFS Utilities Fund - Mutual fund that invests primarily in foreign and domestic utility securities, both stocks and bonds.

o Massachusetts Investors Trust - Mutual fund that seeks current income and long-term growth through investing primarily in securities of high or improving quality. The fund may also invest up to 20% in foreign securities
    .

o MFS Capital Opportunities Fund - Mutual fund that invests primarily in moderate-growth companies that are attractively valued relative to their growth prospects. The fund may invest up to 50% of its assets in foreign securities that are not traded on a US exchange. It may also invest in ADRs. The fund may not invest more than 25% in debt rated below BBB.

o Massachusetts Investors Growth Stock Fund - Mutual fund that seeks to invest in companies believed to have a better-than-average long-term growth potential.

o Merrill Lynch Fundamental Growth Fund - Mutual fund that seeks long-term growth of capital by investing in a portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average earnings growth over the long term.

o Alger Midcap Growth Portfolio - Mutual fund that seeks long-term capital appreciation by investing in mid-sized companies with promising growth potential.




o Merrill Lynch S&P 500 Index Fund - Mutual fund that seeks to provide investment results that, before expenses, replicate the total return of the S&P 500 Composite Stock Price Index. The fund may also invest in derivative securities linked to the S&P 500.

o Davis New York Venture Fund - Mutual fund that seeks growth of capital through companies with market capitalizations exceeding $5 billion. It may invest in securities of foreign issuers.

o AIM Balanced Fund - Mutual fund that seeks a high total return consistent with preservation of capital by investing in a broadly diversified portfolio of stocks and bonds.

o MFS New Discovery Fund - Mutual fund that seeks capital appreciation by investing, under normal market conditions, at least 65% of its total assets in emerging growth companies.

o Mercury International Fund - Mutual fund that seeks long-term capital growth through investments primarily in a diversified portfolio of equity securities of companies located outside the U.S., that are undervalued or have good prospects for earnings growth.

o Van Kampen Emerging Growth Fund - Mutual fund that seeks capital appreciation by investing in common stocks of foreign or domestic emerging growth companies.

o Alliance Premier Growth Fund - Mutual fund that seeks long-term growth of capital by investing in a limited number of large, carefully selected, high-quality U.S. companies

o MFS Emerging Growth Fund - Mutual fund that seeks long-term growth of capital by investing primarily, under normal market conditions, at least 65% of its total assets in emerging growth companies.

o Merrill Lynch Bond Fund, Inc., Core Bond Portfolio - Mutual fund that seeks to provide high current income by investing primarily in long-term fixed-income securities rated A or better.

o Merrill Lynch Balanced Capital Fund, Inc. - Mutual fund that seeks to attain the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity, debt and convertible securities.

o Merrill Lynch Retirement Preservation Trust - Mutual fund that seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds.

o Choice One Communications Inc. common stock- Funds invested in common stock of Choice One Communications Inc.

The shares of Choice One Communications Inc. common stock qualify as employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 15 percent, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).




Individual accounts, which record the participant's contributions, the employer matching contributions, the earnings on all contributions, and the amount of the participant's interest in each fund, are maintained for each participant. The participant's contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest their contributions in any of the funds and may change their allocations between funds at any time.

Employer matching contributions are equivalent to 50 percent of the first 6 percent of the employee's compensation contributed as an elective deferral.

Vesting

Participants are immediately 100 percent vested in their voluntary contributions and actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants become vested in 20 percent increments after each year of service, becoming 100 percent vested in 5 years.

Payment of Benefits

Payment of benefits generally begins upon termination of service, attaining normal retirement age (65) or early retirement age (59 1/2), or upon qualification of the requirements of another distribution type as defined in the Plan document. A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed their expected future lifetime, or the joint expected future lifetime of the participant and his/her spouse.

If upon termination of service a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance, or may elect to keep their investments in the Plan. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

Individual Participant Loans

Loans are available to participants in the Plan on a uniform and nondiscriminatory basis. A participant may borrow loans up to 50 percent of their vested balance, but may not exceed $50,000 minus the participant's highest outstanding loan amount during the prior 12 months. The loans must bear a reasonable rate of interest and must be adequately secured. Repayment of a participant loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and must be repaid within five years, unless the loan is taken for the purchase of a primary residence.

Forfeitures

Participants who terminate employment with the Company and receive a distribution of the vested percentage of his or her account shall forfeit any amounts, which are in excess of his or her vested interest as of the date of distribution. Forfeitures are used to reduce the Company's matching contribution. Forfeitures used to reduce the employer contribution were $22,133 for the Plan year ended December 31, 2001.




Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Reclassifications

Reclassifications have been made to the 2000 financial statements to conform with the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Contributions and Benefits Paid

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or kind for amounts invested in the Choice One Communications Inc. common stock. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results may differ from those estimates.

Investments and Investment Income

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common/collective trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned.

The plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses




The Company pays all administrative expenses, except $22,293 and $3,660 of expenses paid by the Plan in 2001 and 2000, respectively, associated with the Plan.

3. PARTY-IN-INTEREST TRANSACTIONS

The Plan's holdings of Choice One Communications Inc. common stock qualify as a party-in-interest transaction. Also, all transactions between the Plan and the Merrill Lynch Trust Company qualify as party-in-interest transactions. The Trustee is the registered investment company that funds five of the Plan's investments.

As of December 31, 2001, the Plan held 159,648 shares of Choice One Communications Inc. common stock at a fair market value of $558,768. As of December 31, 2000, the Plan held 22,139 shares of Choice One Communications Inc. common stock at a fair market value of $206,161.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined by a letter dated June 29, 1993, that the prototype standardized plan is designed in accordance with applicable sections of the Internal Revenue Code. Based on the determination letter, the trust under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code, and accordingly, the trust's investment income is exempt from income taxes. The Plan has been amended since receiving the determination letter. The Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2001. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. INVESTMENTS

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2001 and 2000 is as follows:

                                                   2001                 2000

Merrill Lynch Retirement Preservation Trust  $ 2,659,098          $   666,267
Merrill Lynch S&P 500 Index Fund                 720,856              314,615
Alliance Premier Growth Fund                     702,492              593,109
Alger Midcap Growth Portfolio                    687,427              451,643
Merrill Lynch Fundamental Growth Fund            662,606              434,184
Davis New York Venture Fund                      647,916              432,409
Van Kampen Emerging Growth Fund                  636,479              403,095
Massachusetts Investors Trust                    624,913              125,838
AIM Balanced Fund

                                                 467,269              255,322
                                                 -------              -------

                                             $ 7,809,056          $ 3,676,482


================================================================================




During 2001, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,692,531 as follows:

  Mutual funds                       $  1,449,034
Choice One Communications Inc.
common stock
                                          243,497
                                    ---------------
                                     $  1,692,531


================================================================================

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     ---------------------------------------------------

In accordance with ERISA, Choice One Communications Inc. has opted to prepare Form 5500 on the cash basis of accounting. The financial statements have been prepared on the accrual basis of accounting. The following is a reconciliation between the net assets available for benefits per the financial statements to the net assets available for benefits per Form 5500.


                                  December 31,


                                                    2001              2000
                                                ____________       ___________

   Net assets available for benefits per the
    financial statements                         $11,193,022       $4,572,108

   Less:  Receivables at year-end                    172,819          122,180
                                                ____________       ___________

   Net assets available for benefits per
    the Form 5500                                $11,020,203       $4,449,928
                                                ============       ===========

7. SUBSEQUENT EVENT

Effective January 1, 2002, if the Company elects to make a matching contribution, such contribution shall be made on a quarterly basis and may be made in cash or the Company's common stock. If the matching contribution is made using the Company's common stock, for purposes of calculating the matching contribution, the fair market value of the Company's common stock shall equal the average closing sales price per share of the Company's common stock on the principal market on which such common stock is traded for the 20 trading days immediately preceding (but not including) the date for which the matching contribution is made. The Company assumes responsibility for making this calculation.

CHOICE ONE COMMUNICATIONS INC.
401(K) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

EIN:16-1550742
PIN NUMBER: 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001



       (A)                                                              (C)                (E)          NUMBER OF
    PARTY-IN-                    (B)                                DESCRIPTION OF        VALUE        SHARES/PAR
    INTEREST             IDENTITY OF ISSUER                         INVESTMENT             MARKET    OR MATURITY VALUE


                   Investments in mutual funds:

                   MFS Utilities Fund                            Stocks & Bonds          $151,574         17,382

                   Massachusetts Investors Trust                         Stocks           624,913         37,691

                   MFS Capital Opportunities Fund                Stocks & Bonds           198,505         14,781

                   Massachusetts Investors Growth Stock Fund             Stocks           312,876         24,273

    *              Merrill Lynch Fundamental Growth Fund                 Stocks           662,606         37,005

                   Alger Midcap Growth Portfolio                         Stocks           687,427         89,160

    *              Merrill Lynch S&P 500 Index Fund                      Stocks           720,856         51,197

                   Davis New York Venture Fund                           Stocks           647,916         25,478

                   AIM Balanced Fund                             Stocks & Bonds           467,269         18,013

                   MFS New Discovery Fund                                Stocks           170,513          9,919

                   Mercury International Fund                            Stocks           349,484         42,005

                   Van Kampen Emerging Growth Fund                       Stocks           636,479         15,040

                   Alliance Premier Growth Fund                          Stocks           702,492         34,572

                   MFS Emerging Growth Fund                              Stocks           518,052         15,595

     *             Merrill Lynch Bond Fund, Inc., Core Bond Portfolio     Bonds           433,928         39,199

     *             Merrill Lynch Balanced Capital Fund, Inc.     Stocks & Bonds           280,163         10,505

                   Massachusetts Investors Growth Fund                   Stocks             1,498            116

                Common/collective trust:

     *             Merrill Lynch Retirement Preservation Trust                          2,659,098      2,659,098

                Common stock:

     *             Choice One Communications Inc. common stock                            558,768      2,659,098

                Participant loans:

                  Participant loan accounts (rate 6.00% - 10.5%)

                    (maturities range from 2002 to 2011)                                  235,786        159,648
                                                                                     ____________
                       Total investments                                             $ 11,020,203
                                                                                     =============


* Denotes party-in-interest
 The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES


 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

  Choice One Communications Inc.
  401(k) Profit Sharing Plan and Trust


Date: July 1, 2002        /s/ Ajay Sabherwal
                         ------------------------------------
                          Ajay Sabherwal, Executive Vice President,
                          Finance and Chief Financial Officer